Mail Stop 3561

July 24, 2007

Mr. Joseph Fiore, Chief Executive Officer
Eat at Joe's Ltd.
670 White Plains Road, Suite 120
Scarsdale, New York 10583

      Re: Eat at Joe's Ltd.
            Form 10-KSB for the fiscal year ended December 31, 2006
            Filed April 2, 2007
            File No. 033-20111

Dear Mr. Fiore:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

            Sincerely,

            Linda Cvrkel
            Branch Chief